EXHIBIT 2

January 18, 2023

Special Committee of the Board of Directors
Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, FL 33073

Dear Members of the Special Committee:

We are writing on behalf of CFW Partners, L.P. (“CFW”), Mitsui & Co., Ltd., Fuyo General Lease Co., Ltd., and JA Mitsui Leasing, Ltd. to reaffirm our interest in acquiring all of the outstanding shares of common stock of Willis Lease Finance Corporation (the “Company”) that are not owned by CFW, Charles F. Willis, IV, Austin Chandler Willis and their respective affiliates (collectively, the “Willis Parties”) at a cash purchase price of $45 per share of common stock (the “Offer Price”). Given the macro-economic headwinds, uncertainty facing the global economy generally and the aviation industry in particular, the long-term cost of capital facing the Company, material wage inflation effecting both the leasing business as well as the services businesses and geopolitical uncertainty abroad, we continue to believe that the Offer Price is fair and provides certain value and immediate liquidity for the Company’s unaffiliated stockholders.

Due to our obligations under the federal securities laws, we intend to promptly file a Schedule 13D amendment, including a copy of this letter, with the Securities and Exchange Commission.

This letter does not constitute a contract, commitment or other binding obligation on the part of any person in any respect. In addition, this letter does not constitute an offer or proposal capable of acceptance and may be withdrawn at any time and in any manner.  Any obligation of the Willis Parties with respect to the proposed transaction will be only as set forth in a definitive written agreement executed and delivered by them.

Very truly yours,

Charles F. Willis, IV